

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 16, 2013

Via E-mail
Helaine M. Kaplan
President
Deutsche Mortgage & Asset Receiving Corporation
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, Maryland 21045

      Re: **DBUBS 2011-LC3 Mortgage Trust**
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed March 29, 2013
                   File No. 333-172143-01

                   COMM 2012-LC4 Mortgage Trust
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed March 29, 2013
                   File No. 333-172143-03

                   COMM 2012-CCRE1 Mortgage Trust
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed April 1, 2013
                   File No. 333-172143-04

                   COMM 2012-CCRE2 Mortgage Trust
                   Form 10-K for the Fiscal Year Ended December 31, 2012
                   Filed March 29, 2013
                   File No. 333-172143-05

                   Cantor Commercial Real Estate Lending, L.P.
                   Form ABS-15G for the Reporting Period of April 1, 2012 to June 30, 2012
                   Filed September 24, 2012
                   File No. 025-01219

                   Guggenheim Life & Annuity Company
                   Form ABS-15G for the Reporting Period of January 1, 2012 to March 31, 2012
                   Filed May 14, 2012
                   File No. 025-00983

Dear Ms. Kaplan:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Forms 10-K of COMM 2012-CCRE1 Mortgage Trust, COMM 2012-CCRE2 Mortgage Trust, and DBUBS 2011-LC3 Mortgage Trust

1. You state under "Additional Amendments" on page 8 of your letter that the notification letter from Wells Fargo is attached as Exhibit A. We note, however, that the letter is not attached. Please file the letter from Wells Fargo.

Forms 10-K of COMM 2012-CCRE1 Mortgage Trust and COMM 2012-CCRE2 Mortgage Trust

2. We note your response to the second and third bullet points of comment one. Since the pooling and servicing agreement governing the Crossgates Mall mortgage loan defines how the loan is serviced, which could have an effect on cash flows to investors, please file this pooling and servicing agreement as an exhibit to the Form 10-K. Please also file with the relevant Form 10-K the applicable servicing agreements governing the RiverTown Crossing Mall mortgage loan and the 260 and 261 Madison Avenue mortgage loan.

Forms ABS-15G

Form ABS-15G of Cantor Commercial Real Estate Lending, L.P.

3. We note the revisions that Cantor Commercial Real Estate Lending, L.P. ("Cantor Commercial") made to its most recent Form ABS-15G filed on July 30, 2013. We note, however, that Cantor Commercial did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file, as previously requested, an amended Form ABS-15G with the requested affirmative statement.

Form ABS-15G of Guggenheim Life & Annuity Company

4. We note that Guggenheim Life & Annuity Company ("Guggenheim") filed a Form ABS-15G on July 31, 2013. We note, however, that Guggenheim did not provide an affirmative statement that the Form ABS-15G contains all required information. Please file an amended Form ABS-15G to include an affirmative statement that the Form ABS-15G contains all required information.

You may contact Hughes Bates, Attorney-Advisor, at 202-551-3731or me at 202-551-3225 if you have any questions.

Sincerely,

/s/ Robert Errett

Robert Errett
Special Counsel

cc: Anna H. Glick
        Cadwalader, Wickersham & Taft LLP